Exhibit 99.1

LPA Announces Reporting Dates for Second Quarter 2024 Financial Results

San Jose, Costa Rica, July 30, 2024 – Logistic Properties of the Americas (NYSE American:LPA) (“LPA” or the “Company”), a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate in Central and South America, announced today the reporting dates for its Second Quarter 2024 financial results.

Earnings Release

Wednesday, August 14, 2024

Time: After Market Close

Conference Call

Thursday, August 15, 2024

Time: 9:00 a.m. ET | 8:00 a.m. CT

Quiet Period

Wednesday, June 24, 2024 through Wednesday, August 14, 2024

To participate, please dial

+1 800 715 9871(Toll-Free)

+1 646 307 1963 (International)

Entry Passcode: 7886580

Webcast: click here

The call recording will also be available for replay on LPA’s website for a limited time.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of December 31, 2023, LPA consisted of an operating and development portfolio of thirty-four logistic facilities in Colombia, Peru and Costa Rica totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area.

Investor Relations Contact:

Juliana Dominguez

Logistic Properties of the Americas

+57 322 608 2036

ir@lpamericas.com

Barbara Cano

InspIR Group

+1 646 452 2334

barbara@inspirgroup.com